SCHEDULE B

TO

SHAREHOLDER SERVICES AGREEMENT

(As Amended: November 10, 2015)

The Gold Bullion Strategy Fund – Investor Class Shares

Quantified Managed Income Fund – Investor Class Shares

Quantified All-Cap Equity Fund – Investor Class Shares

Quantified Market Leaders Fund – Investor Class Shares

Quantified Alternative Investment Fund – Investor Class Shares

Quantified STF Fund – Investor Class Shares